MINEFINDERS CORPORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2005.

(In United States Dollars unless stated otherwise)

This discussion and analysis of financial position and results of operations and cash flows of Minefinders Corporation Ltd. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2005, and with the audited consolidated financial statements of the Company for the year ended December 31, 2004. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www. sedar.com.

All amounts in this report are expressed in United States dollars, unless the context indicates otherwise.

Introduction

The attached interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (See note 8 to the interim financial statements.). The Company's accounting policies and estimates used in the preparation of these interim financial statements are consistent with those used in the preparation of the annual financial statements. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Forward Looking Statements

This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Business Conditions and Highlights

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico, and also in the United States. Its main asset is the Dolores gold and silver deposit in Chihuahua, Mexico. A bankable feasibility study is in progress, the results of which will be the principal consideration in whether the Company advances from the exploration stage into development and production. The study was expanded in mid-2004 to include an assessment of a mill and flotation circuit as a possible addition to a heap leach configuration, requiring extensive additional engineering and metallurgical test work. After evaluating this and other possibilities, and taking into account the audited, increased mineral resource (see News Release dated December 6, 2004), the feasibility study is being finalised based on a large scale (~25,000 tonnes per day) conventional open pit, heap leach operation. The study is expected to be completed within the next few weeks. On receipt of a positive recommendation in the study, the Company will proceed to source the debt and equity financing needed to bring Dolores into production. At Dolores, infrastructure and preparatory activities continue in anticipation of a positive outcome to the feasibility study. The ongoing exploration and condemnation drilling program continues to test additional targets on the 27,000 hectare Dolores property.

The Company conducted exploration programs on two of its Northern Sonora properties in the first quarter of 2005. At the Planchas de Plata mineral concession first-phase drill testing was started, to confirm existing data from previous mining in the area. Significant silver mineralization (up to 21.4 meters averaging 167.8 gpt, including 1.5 meters at 975 gpt) was encountered in five of the six holes drilled, and additional work and evaluation is in progress. At its Real Viejo project, a program of 22 reverse circulation drill holes was begun and produced encouraging results with intersections up to 91.5 meters averaging 211.4 gpt silver (6.17 ounces per ton silver over 300 feet). Second phase drilling programs, on both properties, are underway and results will be reported when available. Diamond drilling programs were started on the Dottie and Clear properties in Nevada, and results are being evaluated.

Although the Company is in a strong financial position, it will require substantial additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company’s ability to demonstrate that it has an economic mineral resource at Dolores. The gold market has remained strong through 2004, and in 2005 to date. The price of gold was $417 per ounce in December 2003 and $435 in December 2004 (with a high of $454 and low of $375 in 2004). The average for the first quarter of 2005 was $427, with a high of $444 and a low of $411. At May 11, 2005 the price was $426 per ounce. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in physical demand for gold. The price of silver improved from $5.96 per ounce in December 2003, to $6.77 in December 2004 (with a high of $8.29 and a low of $5.50 in 2004). The average for the first quarter was $6.99, with a high of $7.57 and a low of $6.39. At May 11, 2005 the price was $7.08 per ounce.

It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations, nor is the Company able to forecast that the project will achieve a positive production decision and that it will be financed. However the current markets for gold and silver, and for precious metals investments are encouraging for the Dolores project.

Operating Activities

The Company recorded a net loss for the quarter ended March 31, 2005 of $0.494 million ($0.01 per share) compared with $0.242 million ($0.01 per share) in 2004.

Total administration costs increased by 11.6%, from $0.526 million in the first quarter of 2004 to $ 0.587 million in 2005. Accounting and auditing costs increased by $25,000. Additional accounting staff have been hired and additional audit expense has been incurred to meet the Company’s continued growth and the substantial increase in its regulatory compliance responsibilities. Consulting costs year to date of $87,000 are lower than the $166,000 for the same period in 2004, because of a reduction in the number of consultants engaged in 2005; smaller bonuses paid to two officers; and more consultants' time charged to deferred exploration costs than in 2004. General office costs increased from $60,000 to $132,000 primarily because of a significant charge for directors and officers insurance which has never been purchased before, and also because of additional office staff in 2005 versus 2004. Shareholder reports and filing fees are up from $26,000 to $47,000, reflecting increased public company costs in Canada and the United States, and other expense incurred earlier in 2005 than in 2004.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)
	Q-1	Q-2	Q-3	Q-4
2005
Net loss excluding write-down	$ 401
Write-down of mineral properties	93
Net loss	$ 494
Loss per share	$ 0.01
2004
Net loss excluding write-down	$ 194	$ 1,700	$ 224	$ 392
Write-down of mineral properties	48	41	196	54
Net loss	$ 242	$ 1,741	$ 420	$ 446
Loss per share	$ 0.01	$ 0.05	$ 0.01	$ 0.01
2003
Net loss excluding write-down		$ 325	$ 1,226	$ 620
Write-down of mineral properties		19	33	1,012
Net loss		$ 344	$ 1,259	$ 1,632
Loss per share		$ 0.01	$ 0.04	$ 0.05

As the Company is still in the exploration stage, its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter, such as charges for stock-based compensation on the award of stock options.

Non-cash compensation of $1.376 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2004 and $1.148 million in the third quarter of 2003. Fluctuation in loss by quarter is also affected by significant property write-downs that are usually, but not always, recorded in the fourth quarter.

Financial Position and Liquidity

The Company’s financial condition improved significantly in late 2003, and the Company has maintained high levels of cash balances and working capital throughout 2004 and the first quarter of 2005. As at March 31, 2005, the Company had working capital of $ 38.67 million, compared with $41.76 million at December 31, 2004. The most significant component of the change in working capital in the first quarter was the decrease in cash and cash equivalents by $ 3.078 million over the December 31, 2004 balance.  The Company’s cash and cash equivalents are held primarily in Canadian dollars and in the first quarter the US dollar value of those Canadian dollars decreased because of the strengthening of the US dollar against the Canadian dollar, from US $ 0.8319 per Canadian dollar at December 31, 2004 to US$ 0.8267 at March 31, 2005. The resultant decrease in the cash equivalents was a first quarter translation loss of $ 0.302 million. This loss plus the cash expenditures on mineral properties, exploration and equipment of $2.395 million, and the cash loss for the quarter of $ 0.4 million, are the significant components of the net decrease in cash and cash equivalents during the first quarter of $3.078 million. The significant difference from the 2004 first quarter decrease of $1.652 million, is the increase of $0.921 million in spending on mineral properties ($2.389 million – 2004-$1.468 million).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the three months ended March 31, 2005, the Company realised a very small gain of $ 5,000, while in the same period in 2004 a gain of $47,000 was recorded. The Company will seek to maintain a low exposure to foreign currency fluctuations.

The Company’s cash and cash equivalents are liquid renewable Canadian dollar bank instruments which provide a fixed rate of interest during the term.

Investment in Mineral Exploration and Development

The Company expended $ 2.389 million on mineral exploration and development in the first quarter of 2005 (2004-$ 1.468 million).

 As explained in note 7 to the financial statements, stock option compensation is charged to accounts in accordance with the nature of the services provided by the recipient. After deduction of such expense of $0.110 million charged to deferred exploration costs in the first quarter of 2004, expenditures on mineral properties and equipment for the first quarter were substantially higher, at $ 2.389 million (2004-$1.358 million). The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential, but as explained above (“Business Conditions and Highlights”) the Company has also conducted significant programs on its Planchas de Plata and Real Viejo properties in the first quarter of 2005.

Outstanding Share Data

At March 31 and May 11, 2005 and at December 31, 2004, there were 36,476,841 common shares issued and outstanding and there were 3,440,000  stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, all of which have vested.

Outlook

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $5 million cash budget (of which approximately $1.5 million has been expended through March 31, 2005) for additional drilling, engineering and construction, and environmental studies. Apart from property payments, the Company has no significant contractual obligations relating to Dolores at this time, except for contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company may seek to secure debt financing for all or part of the Dolores construction costs, or it may seek equity financing for all or part of the costs. There can be no guarantee that such financing will be available to the Company when it seeks to begin construction of the project.

The Company plans to expand its exploration and development programs for 2005 on projects other than Dolores, with renewed drilling at its Northern Sonora and Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, of which approximately $0.53 million has been expended, and on Nevada projects at $0.5 million, substantially all of which has been expended.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2004.  Readers are referred to the annual Management Discussion and Analysis dated March 21, 2005 for further information.

Commitments

There have been no significant changes in the Company’s commitments as reported in the Annual Management Discussion and Analysis dated March 21, 2005.

Related Party Transactions

Related party transactions are summarized in Note 6 to the financial statements.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"Mark H. Bailey"	"Ronald J. Simpson"
Mark H. Bailey	Ronald J. Simpson
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.

May 11, 2005